Veris Gold Corp. Announces Exercise of Greenshoe Option to Acquire
CDN$2,000,000 Convertible Debentures

Vancouver, BC – October 12, 2012 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFD) (Frankfurt Xetra Exchange: NG6) ("VG" or the "Company"), formerly Yukon-Nevada Gold Corp., is pleased to announce that Whitebox Advisors LLC ("Whitebox" or the "Investor") has exercised its option to acquire CDN$2,000,000 principal amount of additional unsecured convertible debentures (the “Greenshoe Debentures”), as previously announced in its news release of June 15, 2012. Odeon Capital Group, LLC served as exclusive placement agent to the Company on this transaction.

The Company intends to use the proceeds for continued development of Starvation Canyon mine, to expand production at the SSX/Steer mine and to commence work on the clean-up of historic rock disposal areas, the last item to be completed under the Consent Decree. These funds will enable the Company to maintain its focus and momentum in ramping up ore production at the Jerritt Canyon property.

The Greenshoe Debentures bear interest at a rate of 11% per annum and will mature 42 months from the closing date (the "Maturity Date"). At the option of the Investor, the principal amount of the Greenshoe Debentures and all interest accrued thereon will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four (4) month hold period of the Greenshoe Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of (a) CDN$1.50 and (b) the Market Price (as defined in the TSX Company Manual) of the Shares discounted by 5% per Share (the "Conversion Price"). The ability of the Company to pay interest in cash will be subject to the prior written consent of Deutsche Bank AG.

Upon the Maturity Date, the Greenshoe Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares or any combination of cash and Shares. The Company may only elect to convert all or any part of the Greenshoe Debentures outstanding on the Maturity Date into, and pay to the Investor the principal sum of the Greenshoe Debentures in, Shares if the Market Price for the Shares for at least five (5) out of the ten (10) trading days preceding the date in which the Company delivers the Shares to the Investor (such date not to be less than twenty (20) days prior to the Maturity Date) is greater than CDN$2.00.

The Investor will have the option to require early repayment in the event of default by the Company.

In conjunction with the Greenshoe Debentures the Company also issued 669,568 common share purchase warrants (the "Warrants") to the Investor. Each Warrant entitles the holder thereof to purchase one Share at an exercise price of CDN$3.00 and will expire three (3) years following the closing date. The Company also paid the Investor a structuring fee equal to 10% of the principal amount of the Greenshoe Debenture through the issuance of 66,956 common shares of the Company (the "Structuring Shares").

The Greenshoe Debentures, the Shares, the Structuring Shares and the Warrants will be subject to a four (4) month hold period in accordance with applicable securities laws.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@verisgold.com

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.